Elisabeth M. Martin To Call Writer Directly: (312) 862-3055 elisabeth.martin@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

September 12, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	David Link
Jay Williamson
Myra Moosariparambil
Nasreen Mohammed

Re: Civitas Solutions, Inc. Amendment No. 5 to Registration Statement on Form S-1 (SEC file number 333-196281) originally filed on May 27, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Civitas Solutions, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”) which amends the Registration Statement submitted on May 27, 2014.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated September 11, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 4 to the Registration Statement submitted to the SEC on September 3, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

September 12, 2014

Dilution, page 44

1.	You state parenthetically the net tangible book value as of June 30, 2014 of $(631.0) million excludes deferred financing costs. Please provide us with your calculation of this amount using the balances presented in the historical balance sheet as of June 30, 2014. Please revise your disclosure, as applicable, to quantify the amount of deferred financing costs that have been excluded and clarify if additional items have been excluded from the calculation of net tangible book value as of June 30, 2014.

Response: Set forth below is the Company’s calculation of the $(631.0) million of net tangible book value as of June 30, 2014.

As of June 30, 2014
($ in thousands)
Total Assets	$1,031,494
Total Liabilities	(1,093,541)

Net Assets	$(62,047)
Less:
Goodwill	(239,234)
Intangibles	(318,603)
Deferred Financing Costs	(10,812)
Capitalized Offering Costs, net	(309)

Net Tangible Book Value	$(631,005)

In response to the Staff’s comment, the Company has revised the disclosure to quantify the amount of deferred financing costs that have been excluded and to clarify that the calculation excludes $0.3 million of capitalized offering costs that have been paid (which represents total capitalized offering costs of $1.3 million included in “Prepaid expenses and other current assets” on the June 30, 2014 balance sheet, less accrued offering costs of $1.0 million included in “Other accrued liabilities” on the June 30, 2014 balance sheet).

2.	You state the pro forma net tangible book value as of June 30, 2014 would have been approximately $(421.0) million, or $(11.39) per share of common stock. Please revise your net tangible book value per share after the offering to reflect a deduction for offering expenses in accordance with Item 506 of Regulation S-K. Please also revise your disclosure of the immediate increase to existing shareholders and dilution to new investors.

Securities and Exchange Commission

September 12, 2014

Response: The pro forma net tangible book value as of June 30, 2014 of approximately $(421.0) million, or $(11.39) per share of common stock, reflects a deduction of $3.8 million of estimated offering expenses, which includes the $0.3 million of capitalized offering costs that have been paid. In response to the Staff’s comment, the Company has revised the disclosure to clarify that the net tangible book value per share after the offering reflects this deduction for estimated offering expenses.

Set forth below is the Company’s calculation of the $(421.0) million of pro forma net tangible book value as of June 30, 2014.

As of June 30, 2014
($ in thousands)
Total Assets	$1,031,494
Total Liabilities	(1,093,541)

Net Assets	$(62,047)

Plus Net Proceeds from the Offering:
Proceeds from the Offering	$251,550
Underwriters Discounts and Commissions	(16,351)
Estimated Offering Costs	(3,769)

Net Proceeds from the Offering	$231,430
Less Transaction Fee Paid to Vestar	(8,000)

Net Proceeds from the Offering Less Transaction Fee Paid to Vestar	$223,430

Less Other Costs and Expenses:
Redemption Premium on the Senior Notes	(13,250)
Discount on the Senior Notes(1)	(4,900)
Deferred Financing Costs on the Senior Notes(2)	(1,100)
Accrual for CareMeridian Plan(3)	(5,400)
Tax Effect(4)	9,860

Other Costs and Expenses	$(14,790)

Pro Forma Net Assets(5)	$146,593

Less:
Goodwill	(239,234)
Intangibles	(318,603)
Deferred Financing Costs(6)	(9,712)

Pro Forma Net Tangible Book Value	$(420,956)

(1)	Represents original issue discount and initial purchaser discount on the senior notes that is currently reflected as a debit balance against the senior notes on the Company’s balance sheet and will be expensed in connection with the redemption of the senior notes.

(2)	Represents deferred financing costs for the senior notes that are currently included in Other assets on the Company’s balance sheet and will be expensed in connection with the redemption of the senior notes.

Securities and Exchange Commission

September 12, 2014

(3)	Represents cash compensation expense that the Company expects to record in connection with the payment under the CareMeridian, LLC Management Cash Incentive Plan (the “CareMeridian Plan”) in connection with the offering, which will be reflected as an accrued liability on the Company’s balance sheet.

(4)	Represents the estimated tax effect of the other costs and expenses, assuming a 40% effective tax rate.

(5)	Represents net assets, plus net proceeds from the offering, less transaction fee paid to Vestar, less other costs and expenses.

(6)	Represents deferred financing costs for the Company’s senior secured credit facilities, which is equal to the $10.8 million of deferred financing costs as of June 30, 2014, less the $1.1 million of deferred financing costs that are being expensed in connection with the redemption of the senior notes.

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Securities and Exchange Commission

September 12, 2014

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3055 or, in my absence, James S. Rowe at (312) 862-2191.

Sincerely,

/s/ Elisabeth M. Martin

Elisabeth M. Martin

cc:	Bruce F. Nardella
Linda De Renzo
Civitas Solutions, Inc.